UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2017

SAFE BULKERS, INC.
(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   o           No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXHIBIT INDEX

1.  Press Release dated July 26, 2017: Safe Bulkers, Inc. Reports Second Quarter and Six Months 2017 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 27, 2017

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Second Quarter and Six Months 2017 Results

Monaco – July 26, 2017 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and six months period ended June 30, 2017.

Summary of Second Quarter 2017 Results

•

Net revenue for the second quarter of 2017 increased by 34% to $35.0 million from $26.2 million during the same period in 2016.

•

Net loss for the second quarter of 2017 was $1.6 million as compared to $9.0 million, during the same period in 2016. Adjusted net loss1 for the second quarter of 2017 was $2.3 million as compared to $8.7 million, during the same period in 2016.

•

EBITDA2 for the second quarter of 2017 increased to $17.0 million as compared to $8.4 million during the same period in 2016. Adjusted EBITDA3 for the second quarter of 2017 increased to $16.2 million from $8.8 million during the same period in 2016.

•

Loss per share4 and Adjusted loss per share4 for the second quarter of 2017 were $0.07 and $0.07 respectively, calculated on a weighted average number of 101,363,578 shares, compared to a Loss per share of $0.15 and Adjusted loss per share of $0.15 during the same period in 2016, calculated on a weighted average number of 83,571,957 shares.

Summary of Six Months Ended June 30, 2017 Results

•

Net revenues for the six months of 2017 increased by 34% to $68.3 million from $50.9 million during the same period in 2016.

•

Net loss for the six months of 2017 was $4.9 million as compared to $26.8 million, during the same period in 2016. Adjusted net loss1 for the six months of 2017 was $5.8 million as compared to $23.0 million, during the same period in 2016.

•

EBITDA2 for the six months of 2017 increased to $32.3 million as compared to $8.7 million during the same period in 2016. Adjusted EBITDA3 for the six months of 2017 increased to $31.4 million as compared to $12.5 million during the same period in 2016.

•

Loss per share4 and Adjusted loss per share4 for the six months of 2017 were $0.13 and $0.14, respectively, calculated on a weighted average number of 100,329,624 shares, as compared to Loss per share4 of $0.40 and Adjusted Loss per share4 of $0.36 during the same period in 2016, calculated on a weighted average number of 83,557,124 shares.

1.Adjusted Net income/(loss) is a non-GAAP measure. Adjusted Net income/(loss) represents Net income/(loss) before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

2 EBITDA is a non-GAAP measure and represents Net income/(loss) plus net interest expense, tax, depreciation and amortization. See Table 1.

3 Adjusted EBITDA is a non-GAAP measure and represents EBITDA before loss on sale of assets, gain/( loss) on derivatives and gain/(loss) on foreign currency. See Table 1.

4 Earnings/(loss) per share and Adjusted Earnings/(loss) per share represent Net Income/(loss) and Adjusted  Net income/(loss) less preferred  dividend and preferred deemed dividend divided by the weighted average number of shares respectively. See Table 1.

Fleet and Employment Profile

As of July 19, 2017, our operational fleet comprised of 38 drybulk vessels with an average age of 7.1 years and an aggregate carrying capacity of 3.4 million dwt. Our fleet consists of 14 Panamax class vessels, nine Kamsarmax class vessels, 12 post- Panamax class vessels and three Capesize class vessels, all built 2003 onwards. Taking into account our last contracted drybulk newbuild Kamsarmax class vessel, scheduled for delivery in 2018, our fleet will comprise of 39 vessels, 11 of which will be eco-design vessels, with an aggregate carrying capacity of 3.5 million dwt, assuming no additional vessel acquisitions or disposals.

Set out below is a table showing the Company’s existing and newbuild vessels and their contracted employment as of July 19, 2017:

Vessel Name	DWT	Year Built	Country of construction	Gross Charter Rate [USD/day]	Charter Duration[1]
Panamax
Maria	76,000	2003	Japan	6,500	Aug 2016 – Feb 2018
Koulitsa	76,900	2003	Japan	7,500[2]	Jan 2017 – Apr 2018
Paraskevi	74,300	2003	Japan	7,400	Apr 2017 – Jun 2018
Vassos	76,000	2004	Japan	7,500[3]	Jan 2017 – Mar 2018
Katerina	76,000	2004	Japan	7,500	Apr 2017 – Jun 2018
Maritsa	76,000	2005	Japan	6,750 8,000 10,100	Jul 2016 – Jul 2017 Jul 2017 – Aug 2017 Aug 2017 – Aug 2018
Efrossini	75,000	2012	Japan	8,500	Feb 2017 – Jul 2017
Zoe	75,000	2013	Japan	6,200[4]	Aug 2016 – Nov 2017
Kypros Land	77,100	2014	Japan	12,300	Jul 2017 – Sep 2017
Kypros Sea	77,100	2014	Japan	11,250	Jul 2017 – May 2018
Kypros Bravery	78,000	2015	Japan	7,500	Sep 2016 – May 2018
Kypros Sky	77,100	2015	Japan	9,100	Dec 2016 – Feb 2018
Kypros Loyalty	78,000	2015	Japan	6,250	Jun 2016 – Sep 2017
Kypros Spirit	78,000	2016	Japan	11,750	Apr 2017 – Jul 2017
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	6,000	Jun 2016 – Sep 2017
Pedhoulas Trader	82,300	2006	Japan	6,200 11,600	Jul 2016 – Sep 2017 Sep 2017 – Aug 2018
Pedhoulas Leader	82,300	2007	Japan	10,550	Mar 2017- Dec 2017
Pedhoulas Commander	83,700	2008	Japan	10,150	June 2017 – Feb 2018
Pedhoulas Builder [5]	81,600	2012	China	8,400[7]	Apr 2017 – Jun 2018
Pedhoulas Fighter [5]	81,600	2012	China	8,475	Jun 2017 – Jan 2018
Pedhoulas Farmer [6]	81,600	2012	China	10,675	Mar 2017 – Dec 2017
Pedhoulas Cherry [6]	82,000	2015	China	6,600	Apr 2017 – Oct 2018
Pedhoulas Rose [6]	82,000	2017	China	8,500 [8]	Jan 2017 – Mar 2018
Post-Panamax
Marina	87,000	2006	Japan	9,000	Jun 2017 – Jul 2017
Xenia	87,000	2006	Japan	10,000 [9]	Feb 2017 – Jun 2018
Sophia	87,000	2007	Japan	7,250	Apr 2016 – Nov 2018
Eleni	87,000	2008	Japan	9,750	Feb 2017 – Jul 2017
Martine	87,000	2009	Japan	10,150	Jun 2017 – Aug 2017
Andreas K	92,000	2009	South Korea	8,300	Jun 2017 – Aug 2017
Panayiota K	92,000	2010	South Korea	7,500 17,500	Jun 2017 – Jul 2017 Jul 2017 – Aug 2017
Venus Heritage	95,800	2010	Japan	8,600	Feb 2017 – Nov 2017
Venus History	95,800	2011	Japan	8,850	Feb 2017 – Oct 2017
Venus Horizon	95,800	2012	Japan	9,250	Jun 2017 – Oct 2017
Troodos Sun	85,000	2016	Japan	12,731	May 2017 – Jul 2017
Troodos Air	85,000	2016	Japan	11,350 [10]	Mar 2017 – Jul 2018
Capesize
Kanaris	178,100	2010	China	25,928	Sep 2011 – Jun 2031
Pelopidas	176,000	2011	China	38,000	Feb 2012 – Dec 2021
Lake Despina	181,400	2014	Japan	24,376 [11]	Jan 2014 – Jan 2024
Total dwt of existing fleet	3,421,800

Hull Number	DWT	Expected delivery	Country of construction	Gross Charter Rate [USD/day]	Charter Duration[1]
Kamsarmax
Hull 1552	81,600	H1 2018	Japan
Total dwt of orderbook	81,600

1)

The start date represents either the actual start date or, in the case of a contracted charter that had not commenced as of July 19, 2017, the scheduled start date.  The actual start date and redelivery date may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

2)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

3)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,000.

4)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 15 months period at a gross daily charter rate of $8,200.

5)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, for which the Company agreed to exercise its purchase option in September 2017, at a predetermined purchase price.

6)

Vessel sold and leased back on a net daily bareboat charter rate of $6,500 for a period of 10 years, with a purchase obligation at the end of the 10th year and purchase options in favor of the Company after the second year of the bareboat charter, at annual intervals and predetermined purchase prices.

7)

The charter agreement grants the charterer the option to extend the period time charter for an additional 10 to 14 months period at a gross daily charter rate of $9,900.

8)

The charter agreement grants the charterer the option to extend the period time charter for an additional 11 to 14 months period at a gross daily charter rate of $10,000.

9)

The charter agreement grants the charterer the option to extend the period time charter for an additional 12 to 16 months period at a gross daily charter rate of $12,500.

10)

The charter agreement grants the charterer the option to extend the period time charter for an additional 12 to 16 months period at a gross daily charter rate of $12,500.

11)

A period time charter of ten years at a gross daily charter rate of $23,100 for the first two and a half years and of $24,810 for the remaining period. In January 2017, the period time charter was amended to reflect substitution of the initial charterer with its subsidiary guaranteed by the initial charterer and changes in payment terms; all other charter terms remained unchanged.  The charter agreement grants the charterer an option to purchase the vessel at any time beginning at the end of the seventh year of the charter, at a price of $39 million less a 1.00% commission, decreasing thereafter on a pro-rated basis by $1.5 million per year.  The Company holds a right of first refusal to buy back the vessel in the event that the charterer exercises its option to purchase the vessel and subsequently offers to sell such vessel to a third party. The charter agreement also grants the charterer the option to extend the period time charter for an additional twelve months at a time at a gross daily charter rate of $26,330, less 1.25% total commissions, which option may be exercised by the charterer a maximum of two times.

The contracted employment of fleet ownership days as of July 19, 2017 was:

2017 (remaining)	73%
2017 (full year)	88%
2018	27%
2019	8%

Order book, capital expenditure requirements and liquidity as of July 19, 2017

The remaining order book consisted of one newbuild vessel; our wholly-owned subsidiary Pinewood Shipping Corporation has contracted to acquire Hull No. 1552 with scheduled delivery date in 2018 and has agreed to issue $16.9 million of preferred equity to an unaffiliated investor upon delivery.

The remaining capital expenditure requirements amounted to $31.4 million, consisting of $4.1 million payable in 2017 and $27.3 million payable in 2018

We had liquidity of $98.9 million, consisting of $86.7 million in cash and bank time deposits and $12.2 million in restricted cash, in addition to $16.9 million of preferred equity financing and the capacity to borrow against one unencumbered vessel.

Update on the sale and leaseback transaction

In June 2017, we exercised options under the sale and leaseback agreements to purchase two Kamsarmax class vessels at an aggregate predetermined price of $43.8 million. The transaction will consummate in September 2017, and the Company will finance the acquisition of the vessels through cash on hand and committed credit facilities of up to $30.0 million.

The sale and leaseback transaction has been accounted as a financing transaction. Following the exercise of the purchase options, the outstanding obligation of these two vessels, amounting to $43.5 million as of end June 2017, has been included in the current portion of long term debt. Deferred finance costs will be written off upon the consummation of the transaction.

Preferred Shares Exchange offer

In March 2017, the Company announced the commencement of an exchange offer (the “Exchange Offer”) for any and all of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, liquidation preference $25.00 per share (the “Series B Preferred Shares”). The Exchange Offer expired and was settled in April 2017.

Holders who elected to exchange their Series B Preferred Shares in the Exchange Offer received, for each such Series B Preferred Share, (i) $22.50 in cash and (ii) two newly issued shares of common stock of the Company.

Pursuant to the Exchange Offer, a total of 1,106,254 Series B Preferred Shares were tendered, representing 74.46% of the 1,485,768 Series B Preferred Shares outstanding at the commencement of the Exchange Offer. The Exchange Offer resulted in a cash payment of $24.9 million and the issuance of 2,212,508 shares of common stock to holders of validly tendered and accepted Series B Preferred Shares. Following settlement of the Exchange Offer, 379,514 shares of the Series B Preferred Shares remained outstanding.

The difference of $2.1 million, between (i) the cash paid to the preferred shareholders and the fair value of issued common shares and (ii) the carrying amount of the preferred stock immediately before the exchange net of issuance costs, was recorded as preferred deemed dividend during the second quarter of 2017.

Dividend Policy

The Company has not declared a dividend on the Company’s common stock for the second quarter of 2017. The Company had 101,515,760 shares of common stock issued and outstanding as of July 19, 2017.

The Company declared in July a cash dividend of $0.50 per share on its 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.B), on its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and on its 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from April 30, 2017 to July 29, 2017 payable on  July 31, 2017 to the respective shareholders of record as of July 24, 2017.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: ‘‘In the second quarter of 2017, we continued to see improved rates for our new time charters resulting in improved quarterly revenues on a year over year basis. We are also targeting to reduce our financial outflows by refinancing two Kamsarmax vessels which were under a sale and leaseback arrangement”.

Conference Call

On Thursday, July 27, 2017 at 8:30 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 819-7111 (US Toll Free Dial In), 0(800) 953-0329 (UK Toll Free Dial In) or +44 (0)1452-542-301 (Standard International Dial In). Please quote “Safe Bulkers” to the operator.

A telephonic replay of the conference call will be available until August 3, 2017 by dialing 1 (866) 247-4222 (US Toll Free Dial In), 0(800) 953-1533 (UK Toll Free Dial In) or +44 (0)1452 550-000 (Standard International Dial In). Access Code: 1859591#

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call, available through the Company’s website (www.safebulkers.com). Participants in the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Second Quarter 2017 Results

Net loss for the second quarter of 2017 decreased to $1.6 million compared to net loss of $9.0 million during the same period in 2016, mainly due to the following factors:

Net revenues: Net revenues increased by 34% to $35.0 million for the second quarter of 2017, compared to $26.2 million for the same period in 2016, mainly due to an increase in charter rates and to a lesser extent an increase in the average number of vessels. The Company operated 38.00 vessels on average during the second quarter of 2017, earning a TCE6 rate of $9,978, compared to 36.00 vessels and a TCE rate of $7,675 during the same period in 2016.

Interest expenses: Interest expense increased to $5.9 million in the second quarter of 2017 compared to $4.9 million for the same period in 2016, as a result of the increase in the weighted average interest rate of our loans and credit facilities.

6 Time charter equivalent rates, or TCE rate, represent the Company’s charter revenues less commissions and voyage expenses during a period divided by the number of our available days during such period.

4 See Table 2.

Vessel operating expenses: Vessel operating expenses, which include dry-docking cost and initial supplies expenses, increased to $13.5 million for the second quarter of 2017 compared to $12.5 million for the same period in 2016, mainly as a result of the increased average number of vessels by 6% to 38.00 vessels, from 36.00 vessels respectively. Furthermore, vessel operating expenses for the second quarter of 2017 included the cost of three dry-dockings, compared to one dry-docking during second quarter of 2016.

Daily vessel operating expenses7: Daily vessel operating expenses which are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period, increased by 2% to $3,893 for the second quarter of 2017 compared to $3,814 for the same period in 2016.

Daily general and administrative expenses7: Daily general and administrative expenses, which include management fees payable to our Managers8, increased by 4% to $1,157 for the second quarter of 2017, compared to $1,115 for the same period in 2016.

7 See Table 2.

8  Safety Management Overseas S.A. and Safe Bulkers Management Limited, each of which is a related party that is referred to in this press release as “our Manager” and collectively “our Managers’’.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2016	2017	2016	2017
REVENUES:
Revenues	27,189	36,431	52,817	71,094
Commissions	(949)	(1,421)	(1,877)	(2,757)
Net revenues	26,240	35,010	50,940	68,337
EXPENSES:
Voyage expenses	(1,180)	(1,014)	(4,971)	(2,466)
Vessel operating expenses	(12,494)	(13,462)	(24,583)	(25,704)
Depreciation	(12,260)	(12,831)	(24,126)	(25,471)
General and administrative expenses	(3,653)	(4,002)	(7,628)	(7,937)
Loss on sale of assets	-	-	(2,750)	(120)
Other operating expense	-	-	-	(475)
Operating (loss)/income	(3,347)	3,701	(13,118)	6,164
OTHER (EXPENSE) / INCOME:
Interest expense	(4,864)	(5,893)	(9,685)	(11,594)
Other finance costs	(161)	(296)	(1,247)	(345)
Interest income	151	257	288	393
(Loss)/gain on derivatives	(265)	(46)	(1,228)	55
Foreign currency (loss)/gain	(109)	789	190	984
Amortization and write-off of deferred finance charges	(431)	(108)	(2,011)	(507)
Net loss	(9,026)	(1,596)	(26,811)	(4,850)
Less Preferred dividend	3,512	2,942	7,027	6,435
Less Preferred deemed dividend	-	2,146	-	2,146
Net loss available to common shareholders	(12,538)	(6,684)	(33,838)	(13,431)
Loss per share basic and diluted	(0.15)	(0.07)	(0.40)	(0.13)
Weighted average number of shares	83,571,957	101,363,578	83,557,124	100,329,624

	Six Months Period Ended June 30,
	2016	2017
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash (used in)/provided by operating activities	$(1.0)	$26.6
Net cash provided by/(used in) investing activities	19.3	(23.4)
Net cash used in financing activities	(66.0)	(14.7)
Net decrease in cash and cash equivalents	(47.7)	(11.5)

SAFE BULKERS, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
(In thousands of U.S. Dollars)

	December 31, 2016	June 30, 2017
ASSETS
Cash, restricted cash and time deposits	94,813	89,557
Other current assets	16,195	12,901
Vessels, net	1,038,719	1,044,069
Advances for vessel acquisition and vessels under construction	13,007	-
Restricted cash non-current	10,002	8,151
Other non-current assets	1,017	815
Total assets	1,173,753	1,155,493

LIABILITIES AND EQUITY
Other current liabilities	11,602	13,647
Current portion of long-term debt, net	12,177	53,946
Long-term debt, net	569,781	545,381
Other non-current liabilities	1,657	500
Shareholders’ equity	578,536	542,019
Total liabilities and equity	1,173,753	1,155,493

TABLE 1

RECONCILIATION OF ADJUSTED NET LOSS, EBITDA, ADJUSTED EBITDA AND ADJUSTED LOSS PER SHARE

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
(In thousands of U.S. Dollars except for share and per share data)	2016	2017	2016	2017
Net Loss - Adjusted Net Loss
Net loss	(9,026)	(1,596)	(26,811)	(4,850)
Plus Loss on sale of assets	-	-	2,750	120
Plus Loss/(gain) on derivatives	265	46	1,228	(55)
Plus Foreign currency loss/(gain)	109	(789)	(190)	(984)
Adjusted Net loss	(8,652)	(2,339)	(23,023)	(5,769)

EBITDA - Adjusted EBITDA
Net loss	(9,026)	(1,596)	(26,811)	(4,850)
Plus Net Interest expense	4,713	5,636	9,397	11,201
Plus Depreciation	12,260	12,831	24,126	25,471
Plus Amortization	431	108	2,011	507
EBITDA	8,378	16,979	8,723	32,329
Plus Loss on sale of assets	-	-	2,750	120
Plus Loss/(gain) on derivatives	265	46	1,228	(55)
Plus Foreign currency loss/(gain)	109	(789)	(190)	(984)
ADJUSTED EBITDA	8,752	16,236	12,511	31,410

Loss per share
Net loss	(9,026)	(1,596)	(26,811)	(4,850)
Less Preferred dividend	3,512	2,942	7,027	6,435
Less Preferred deemed dividend	-	2,146	-	2,146
Net loss available to common shareholders	(12,538)	(6,684)	(33,838)	(13,431)
Weighted average number of shares	83,571,957	101,363,578	83,557,124	100,329,624
Loss per share	(0.15)	(0.07)	(0.40)	(0.13)

Adjusted Loss per share
Adjusted Net loss	(8,652)	(2,339)	(23,023)	(5,769)
Less Preferred dividend	3,512	2,942	7,027	6,435
Less Deemed dividend	-	2,146	-	2,146
Adjusted Net loss available to common shareholders	(12,164)	(7,427)	(30,050)	(14,350)
Weighted average number of shares	83,571,957	101,363,578	83,557,124	100,329,624
Adjusted Loss per share	(0.15)	(0.07)	(0.36)	(0.14)

EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are not recognized measurements under US GAAP.

-

EBITDA represents Net income/(loss) before interest, income tax expense, depreciation and amortization.

-

Adjusted EBITDA represents EBITDA before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

-

Adjusted Net loss represents Net loss before loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency.

-

Adjusted Loss per share represent Adjusted Net loss less preferred dividend and preferred deemed dividend divided by the weighted average number of shares.

EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us.

The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net loss and Adjusted loss per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA generally further eliminates the effects from loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary from year to year  and for different companies for reasons unrelated to overall operating performance. Furthermore, the calculation of Adjusted Net loss generally eliminates the effects of loss on sale of assets, gain/(loss) on derivatives and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance.

EBITDA, Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. EBITDA,  Adjusted EBITDA, Adjusted Net Loss  should not be considered as substitutes for net income and other operations data prepared in accordance with US GAAP or as a measure of profitability. While EBITDA and Adjusted EBITDA Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation.

In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted Earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net Loss  and Adjusted Loss per share  should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 2: FLEET DATA AND AVERAGE DAILY INDICATORS

	Three-Months Period Ended June 30,		Six-Months Period Ended June 30,
	2016	2017	2016	2017

FLEET DATA
Number of vessels at period’s end	36	38	36	38
Average age of fleet (in years)	6.35	7.00	6.35	7.00
Ownership days (1)	3,276	3,458	6,585	6,862
Available days (2)	3,265	3,407	6,555	6,792
Operating days (3)	3,209	3,370	6,374	6,703
Fleet utilization (4)	98.0%	97.5%	96.8%	97.7%
Average number of vessels in the period (5)	36.00	38.00	36.18	37.91

AVERAGE DAILY RESULTS
Time charter equivalent rate (6)	$7,675	$9,978	$7,013	$9,698
Daily vessel operating expenses (7)	$3,814	$3,893	$3,733	$3,746
Daily general and administrative expenses (8)	$1,115	$1,157	$1,158	$1,157

_____________

(1)

Ownership days represents the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2)

Available days represents the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3)

Operating days represents the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, excluding scheduled maintenance.

(4)

Fleet utilization is calculated by dividing the number of our operating days during a period by the number of our ownership days during that period.

(5)

Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(6)

Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period.

(7)

Daily vessel operating expenses include the costs for crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance, statutory and classification expense, drydocking, intermediate and special surveys and other miscellaneous items. Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period.

(8)

Daily general and administrative expenses include daily management fees payable to our Manager and costs in relation to our operation as a public company. Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series B preferred stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.B”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

        +357 25 887 200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com